UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2026

Aik Huat Leong
Chief Financial Officer
Mobile-health Network Solutions
2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526

Re: Mobile-health Network Solutions
Form 20-F for the Fiscal Year Ended June 30, 2025
Filed October 31, 2025
File No. 001-41990

Dear Aik Huat Leong:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2025

Report of Independent Registered Public Accounting Firm, page F-2

1. Please file in an amended Form 20-F, a report from JWF Assurance PAC that fully complies with AS 3101. That is, they should state they audited your balance sheets as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the years ended June 30, 2025 and 2024. They should express an opinion on the financial position of the company as of the balance sheet dates and the results of its operations and its cash flows for the periods then ended.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology